UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

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Commission File Number: 001-42213

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WeRide Inc.

21st Floor, Tower A, Guanzhou Life Science Innovation Center
No. 51, Luoxuan Road, Guangzhou International Biotech Island
Guangzhou 510005
People's Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

INCORPORATION BY REFERENCE

This Current Report on Form 6-K (this “Report”) shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-286106) of WeRide Inc. (“WeRide”), including any prospectuses forming a part of such registration statement, and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SAFE HARBOR STATEMENT

This Report (including its exhibit) contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the U.S. Securities and Exchange Commission. All information provided in this Report is as of the date of this Report. WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

99.1	Press Release — WeRide Teams Up with Renault to Bring Autonomous Shuttle to Roland-Garros Again

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.

	By:	/s/ Jennifer Li
	Name:	Jennifer Li
	Title:	Chief Financial Officer

Date: June 3, 2025